SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. 1)*


                             HEWLETT-PACKARD COMPANY
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                                (Name of Issuer)


                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                    428236103
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                                 (CUSIP Number)


                            Katharine A. Martin, Esq.
                          Pillsbury Madison & Sutro LLP
                               2550 Hanover Street
                            Palo Alto, CA 94304-1115
                                 (650) 233-4500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 1, 1998
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                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428236103                     13D                    Page 2 of 4 Pages


1.       NAME OF REPORTING PERSON                              Susan Packard Orr

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
________________________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|
________________________________________________________________________________

3.       SEC USE ONLY
________________________________________________________________________________

4.       SOURCE OF FUNDS                                                      OO
________________________________________________________________________________

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              |_|
________________________________________________________________________________

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                      United States
________________________________________________________________________________

  NUMBER OF          7.       SOLE VOTING POWER                        2,828,776
   SHARES            ___________________________________________________________
BENEFICIALLY
  OWNED BY           8.       SHARED VOTING POWER                    128,714,828
    EACH             ___________________________________________________________
  REPORTING
   PERSON            9.       SOLE DISPOSITIVE POWER                   2,828,776
    WITH             ___________________________________________________________

                     10.      SHARED DISPOSITIVE POWER               128,714,828
________________________________________________________________________________

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                            131,543,604
________________________________________________________________________________

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             |_|
________________________________________________________________________________

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.7%
________________________________________________________________________________

14.      TYPE OF REPORTING PERSON                                             IN
________________________________________________________________________________

CUSIP No. 428236103                     13D                    Page 3 of 4 Pages


         The Statement on Schedule 13D of Susan Packard Orr, dated April 15, 1996, is hereby amended and supplemented as follows:

ITEM 4.  PURPOSE OF THE TRANSACTION.

         As set forth in Item 5(c) hereof, on July 1, 1998, the David and Lucile Packard Trust dated April 20, 1987, as amended (the "Trust"), transferred all of its remaining shares of Hewlett-Packard Company Common Stock to The David and Lucile Packard Foundation (The "Foundation").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         According to the most recently available Form 10-Q of Hewlett-Packard Company (the "Company"), there are 1.04 billion shares of Common Stock issued and outstanding.

         (a) Amount beneficially owned: 131,543,604

             Percent of class: 12.7%

         (b) The number of shares as to which Susan Packard Orr has:

             (i) Sole power to vote or direct the vote: 2,828,776 shares;

             (ii) Shared power to vote or direct the vote: 128,714,828 shares;

             (iii) Sole power to dispose or direct the disposition of:
         2,828,776 shares;

             (iv) Shared power to dispose or direct the disposition of:
         128,714,828 shares.

         128,714,828 of the shares which are the subject of this amended
Schedule 13D are held by The Foundation, of which Susan Packard Orr is a director; 2,234,148 of the shares are held in a

CUSIP No. 428236103                     13D                    Page 4 of 4 Pages

revocable living trust, of which trust she is sole trustee; 16,720 of the shares are held by Susan Packard Orr as custodian for her daughter; 22,000 of the shares are held by Susan Packard Orr's husband; 6,400 of the shares are held by Susan Packard Orr as custodian for her son; 258,592 of the shares are held in two trusts for the benefit of her children, of which trusts she is sole trustee; and 32,324 of the shares are held in trust for her family, of which trust she is sole trustee. The filing of this amended Schedule 13D shall not be construed as an admission that Susan Packard Orr is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such 128,714,828 shares held by The Foundation.

         (c) The Trust transferred all of its remaining shares of the Company's Common Stock to The Foundation on July 1, 1998.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated as of September 14, 1998.


                                                  /s/ Susan Packard Orr
                                        ----------------------------------------
                                                    Susan Packard Orr